1000 Wilshire Boulevard Suite 1500 Los Angeles, CA 90017 213.891.0700 Phone 213.896.0400 Fax

January 24, 2018	File Number: F3592-0001 213.891.5020 Direct MBONENFANT@buchalter.com

Jessica Livingston

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OP Bancorp

Draft Registration Statement on Form S-1

Submitted November 22, 2017

CIK No. 0001722010

Dear Ms. Livingston:

On behalf of our client, OP Bancorp (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 2 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on November 22, 2017.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 19, 2017. The Revised Draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, the Company has reproduced each of the Staff’s comments below and provided responses below each comment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Jessica Livingston

January 24, 2018

The Company hereby advises the Staff that it will be supplementally providing the Staff with copies of written communications that will be provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company further advises the Staff that it does not intend for investors to retain copies of any such materials.

Prospectus Summary

Our Strategies

Expand and Diversify our Commercial Lending, page 5

2.	We note the $629.6 in commercial loans you cite is 85.5% of total loans. Please revise to include the percentage to total loans as well as the dollar amount.

The Company has revised the disclosure on page 5 in response to the Staff’s comments.

Preserve Our Asset Quality Through Disciplined Lending Practices, page 5

3.	In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

The Company has revised the disclosure on page 5 in response to the Staff’s comments.

Our Competition, page 8

4.	We note your tabular presentation of on the Korean-American banking institutions. For better comparison, please add a column showing the equity of the institutions. Please also disclose the source of the information.

The Company has revised the table page 8 and page 97 in response to the Staff’s comments. The source of the information has been noted below the table on page 8 and 97. The Company supplementally advises the Staff that the information provided by SNL Financial included in the Registration Statement was not commissioned by the Company for use in the Registration Statement. SNL Financial is a well-known provider of data to the banking industry. The information appearing in the Registration Statement from SNL Financial is derived from publicly available sources (namely the FDIC’s summary of deposit surveys). As a result, the Company does not believe that Rule 436 under the Securities Act is applicable to the information appearing in the Registration Statement that is sourced from SNL Financial.

Jessica Livingston

January 24, 2018

Risk Factors

Risks Related to Our Business

Our single family residential loan product consists primarily of non-qualified..., page 17

5.	Please expand to briefly clarify what makes the loans non-qualified. For example, what documentation is provided or not provided as compared to a qualified loan.

The Company has revised the disclosure on page 18 in response to the Staff’s comments

Lack of seasoning of our loan portfolio could increase risk of credit defaults..., page 18

6.	Revise this risk factor to disclose the average age of the loans in each major lending category.

The Company has responded to the Staff’s comment by disclosing the requested information in the Management’s Discussion and Analysis on page 77 and cross-referencing to the information under this risk factor on page 19.

Our management will have broad discretion as to the use of proceeds..., page 40

7.	Revise this risk factor to disclose your current return on equity, your current equity position and your expected equity position after the offering.

The Company has revised the disclosure on page 41 in response to the Staff’s comments.

Use of Proceeds, page 45

8.	We note your disclosure on page 40 that your return on equity may decline as a result of the proceeds from the offering. Please revise this section to explain all the specific reasons that you chose to make an offering at this time. If proceeds may be used for the new branch office in Santa Clara or any other specific use, please clarify and quantify those proceeds, if practicable. Please refer to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 45 in response to the Staff’s comments.

9.	We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined the types of businesses that you might target. Consider revisions to your management’s discussion and analysis based on your response.

Jessica Livingston

January 24, 2018

The Company has revised the disclosure on page 45 in response to the Staff’s comments.

Dilution, page 47

10.	Revise the last paragraph to disclose the additional dilution if all options are exercised.

The Company has revised the disclosure on page 47 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—Comparison of Results of Operations for the Three Months and Nine Months Ended September, 2017 and 2016

Income Tax Expense, page 64

11.	Please revise your disclosure (here and on page 69, as necessary) to discuss in detail the change(s) in the tax accounting for options and grants which impacted you effective tax rate.

The Company has revised the disclosure on page 64 in response to the Staff’s comments.

If you have additional questions or need further information please do not hesitate to contact me by phone at (213) 891-5020, or by email at mbonenfant@buchalter.com.

Very truly yours,

BUCHALTER A Professional Corporation

By	/s/ Mark A. Bonenfant
Mark A. Bonenfant

MAB:jm

cc:	Michael Henderson (Securities and Exchange Commission)

Hugh West (Securities and Exchange Commission)

Michael Clampitt (Securities and Exchange Commission)

Min Kim (OP Bancorp)